CATALYST PAPER CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2007 and 2006

(unaudited)

CATALYST PAPER CORPORATION
Consolidated Statements of Earnings	Three months ended March 31,
(Unaudited and in millions of dollars, except where otherwise stated)	2007	2006
Sales	$478.1	$456.3
Operating expenses
Cost of sales	440.7	394.1
Selling, general and administrative	23.3	14.9
Amortization	44.8	63.2
	508.8	472.2
Operating earnings (loss)	(30.7)	(15.9)
Foreign exchange gain (loss) on translation of long-term debt	7.9	(0.4)
Other income, net	0.3	-
Interest expense, net	(18.5)	(18.4)
Earnings (loss) before income taxes and non-controlling interest	(41.0)	(34.7)
Income tax expense (recovery)
Current	0.1	1.4
Future	(15.3)	(12.8)
	(15.2)	(11.4)
Net earnings (loss) before non-controlling interest	(25.8)	(23.3)
Non-controlling interest	0.2	(0.3)
Net earnings (loss)	(25.6)	(23.6)
Other comprehensive income (note 2)	0.9	-
Comprehensive income (loss)	$(24.7)	$(23.6)
Basic and diluted earnings (loss) per share (in dollars)	$(0.12)	$(0.11)
Weighted average common shares outstanding (in millions)	214.6	214.6

CATALYST PAPER CORPORATION
Consolidated Balance Sheets	March 31,	December 31,
(In millions of dollars)	2007	2006
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$16.5	$35.5
Accounts receivable	290.2	277.9
Inventories	238.2	245.0
Prepaids and other	8.6	15.4
	553.5	573.8
Property, plant and equipment	1,998.2	2,023.1
Other assets	29.2	40.8
	$2,580.9	$2,637.7
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$300.6	$293.3
Long-term debt (note 5)	833.0	854.5
Other long-term obligations	214.8	214.7
Future income taxes	227.4	243.9
Deferred credits	25.5	25.5
	1,601.3	1,631.9
Shareholders’ equity
Share capital	913.7	913.6
Contributed surplus	10.7	9.3
Retained earnings	55.0	82.9
Accumulated other comprehensive income (note 2)	0.2	-
	979.6	1,005.8
	$2,580.9	$2,637.7

On behalf of the Board:

Richard Garneau	Thomas S. Chambers
Director	Director

CATALYST PAPER CORPORATION
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(In millions of dollars, except where otherwise stated)
	Share Capital		Contributed	Retained	Accumulated Other Comprehensive	Total Shareholders’
	#	$	Surplus	Earnings	Income (Loss)	Equity
Balance, December 31, 2006	214,604,120	$913.6	$9.3	$82.9	$-	$1,005.8
Adoption of new accounting standards (note 2)	-	-	-	(2.3)	(0.7)	(3.0)
Adjusted balance, January 1, 2007	214,604,120	913.6	9.3	80.6	(0.7)	1,002.8
Stock options exercised	16,433	0.1	-	-	-	0.1
Stock option compensation expense	-	-	1.4	-	-	1.4
Comprehensive income (loss):
Net earnings (loss)	-	-	-	(25.6)	-	(25.6)
Change in unrealized net gain on cash flow hedges related to revenue, net of tax of $0.2 million	-	-	-	-	0.3	0.3
Reclassification of net loss on cash flow hedges related to revenue included in net loss, net of tax of $0.3 million	-	-	-	-	0.6	0.6
Total comprehensive income (loss)	-	-	-	(25.6)	0.9	(24.7)
Balance, March 31, 2007	214,620,553	$913.7	$10.7	$55.0	$0.2	$979.6

CATALYST PAPER CORPORATION
Consolidated Statements of Cash Flows	Three months ended March 31,
(Unaudited and in millions of dollars)	2007	2006
Cash flows provided (used) by
Operating
Net earnings (loss)	$(25.6)	$(23.6)
Items not requiring (providing) cash
Amortization	44.8	45.6
Impairment loss on property, plant and equipment	-	17.6
Future income taxes	(15.3)	(12.8)
Increase in other long-term obligations	13.4	8.8
Foreign exchange loss (gain) on translation of long-term debt	(7.9)	0.4
Non-controlling interest	(0.2)	0.3
Other	(5.5)	7.0
	3.7	43.3
Changes in non-cash operating working capital
Accounts receivable	(12.3)	(2.3)
Inventories	6.8	0.8
Prepaids and other	3.1	3.0
Accounts payable and accrued liabilities	12.0	(3.4)
	9.6	(1.9)
Cash flows provided by operating activities	13.3	41.4
Investing
Additions to property, plant and equipment	(20.3)	(11.8)
Proceeds from sale of property, plant and equipment	0.5	0.3
Decrease (increase) in other assets	(0.2)	0.9
Cash flows used by investing activities	(20.0)	(10.6)
Financing
Issuance of shares	0.1	-
Decrease in revolving loan	-	(6.5)
Decrease in other long-term obligations	(12.4)	(8.7)
Cash flows used by financing activities	(12.3)	(15.2)
Cash and cash equivalents, increase (decrease) during period	(19.0)	15.6
Cash and cash equivalents, beginning of period	35.5	-
Cash and cash equivalents, end of period	$16.5	$15.6
Supplemental information
Income taxes paid	$0.6	$2.2
Net interest paid	17.5	18.2

CATALYST PAPER CORPORATION
Consolidated Business Segments
(Unaudited and in millions of dollars)
	Specialty Papers	Newsprint	Pulp	Total
Three months ended March 31, 2007
Sales [1]	$238.1	$109.3	$130.7	$478.1
Amortization	23.8	10.2	10.8	44.8
Operating earnings (loss)	(14.2)	(13.3)	(3.2)	(30.7)
Additions to property, plant and equipment	9.5	8.6	2.2	20.3
Three months ended March 31, 2006
Sales [1]	$220.8	$137.2	$98.3	$456.3
Amortization	22.5	29.7	11.0	63.2
Operating earnings (loss)	6.6	(9.9)	(12.6)	(15.9)
Additions to property, plant and equipment	6.7	3.6	1.5	11.8

[1]	Pulp sales are stated net of inter-segment pulp sales of $12.2 million for the three months ended March 31, 2007 ($11.5 million - three months ended March 31, 2006).

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

1.	Basis of Presentation

The consolidated financial statements include the accounts of the Company and, from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnerships. In addition, the consolidated financial statements include the accounts of variable interest entities where it has been determined that the Company is the primary beneficiary. All inter-company transactions and amounts have been eliminated on consolidation.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) on a basis consistent with those followed in the December 31, 2006, audited annual consolidated financial statements, except as disclosed in note 2 below. These unaudited interim consolidated financial statements do not include all information and note disclosures required by GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2006 audited consolidated financial statements and the notes thereto.

All dollar amounts referred to in the unaudited interim consolidated financial statements and the notes thereto reflect Canadian dollars unless otherwise stated.

2.	Changes in Accounting Policies

In April 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3855, “Financial Instruments - Recognition and Measurement”, Section 1530, “Comprehensive Income”, Section 3865, “Hedges”, Section 3861, “Financial Instruments - Disclosure and Presentation”, and Section 3251, “Equity”. These standards introduce new requirements for recognition, measurement and disclosure of financial instruments, when and how hedge accounting may be applied, establishes the concept of comprehensive income and rules for reporting it and establishes rules for the presentation of equity and changes in equity. These standards are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company adopted the new standards on January 1, 2007.  Prior period financial statements are not revised for the adoption of these new standards.

The new pronouncements require an entity to account for its derivatives at fair value at each balance sheet date. The effective portion of changes in the derivative fair values that qualify and are designated as cash flow hedges is deferred and recorded as a component of “Accumulated Other Comprehensive Income (Loss)” (“AOCI”), a component of shareholders' equity, until the underlying transaction is recorded in earnings while the ineffective portion flows through net earnings. Changes in the derivative fair values that qualify and are designated as fair value hedges flow through net earnings at the same time as the hedged item.  In addition, the new pronouncements also require entities to either expense deferred financing costs immediately or to net them against the carrying value of debt.  The Company has opted to net its deferred financing costs to debt.

The adoption of these standards resulted in the Company recording on its balance sheet, at fair value, certain revenue and interest rate derivative financial instruments that were previously off balance sheet and reclassifying its deferred financing costs to long-term debt.  This resulted in the following adjustments at January 1, 2007:

Assets
Prepaids and other	$(7.8)
Other assets	(12.0)
$(19.8)
Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$(0.2)
Long-term debt	(14.7)
Other long-term obligations	(0.2)
Future income taxes	(1.7)
Retained earnings	(2.3)
Accumulated other comprehensive income	(0.7)
$(19.8)

The following summarizes the impact the above standards had on the Company’s consolidated statement of earnings in the quarter ended March 31, 2007:

Sales	$3.0
Interest expense	(0.3)
Income tax expense - future	(0.9)
Net earnings (loss)	1.8
Other comprehensive income	0.9
Comprehensive income	$2.7

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

3.	Change-of-Control and Restructuring Costs

On January 15, 2007, the Company’s board of directors announced that it had accepted the resignations of Russell J. Horner, President and Chief Executive Officer, and Ralph Leverton, Vice-President, Finance and Chief Financial Officer, who had elected to exercise their Amended and Restated Change of Control Agreements. For the three months ended March 31, 2007, the Company recorded $7.7 million of costs related to change-of-control, pension benefits and stock compensation related expense in its “Selling, general and administrative” expenses.

On February 14, 2007, the Company announced a $21.2 million restructuring program that involves a reduction of 350 positions across the Company to be completed by year-end. For the three months ended March 31, 2007, the Company recorded $10.8 million of employee termination costs, including termination and other benefits, in its "Cost of sales". The Company will record the additional liability in subsequent periods as the affected positions are identified and the necessary conditions are met in accordance with the Emerging Issue Committee 134, “Accounting for severance and termination benefits”.

4.	Segmented Information

The Company operates in three business segments:

Specialty Papers - Manufacture and sale of groundwood specialty printing paper
Newsprint - Manufacture and sale of newsprint
Pulp - Manufacture and sale of long and short fibre pulp and containerboard

The segments are managed separately, and all manufacturing facilities are located in the province of British Columbia, Canada. Inter-segment sales consist of pulp transfers at cost.

5.	Long-term Debt

The Company’s long-term debt, all of which matures beyond one year, is as follows (see note 2):

Recourse	March 31, 2007	December 31, 2006
Senior notes, 8.625% due June 2011 (US$400.0 million)	$453.8	$468.7
Senior notes, 7.375% due March 2014 (US$250.0 million)	285.3	291.3
	739.1	760.0
Revolving operating facility of up to $350.0 million due July 2009 with interest based on Canadian Prime/BA rates or U.S. Base/LIBOR rates	-	-
	739.1	760.0
Non-recourse
First mortgage bonds, 6.387% due July 2009	74.4	75.0
Subordinated promissory notes	19.5	19.5
	93.9	94.5
	$833.0	$854.5

Substantially all of the assets of the Company are pledged as security under the $350.0 million revolving operating facility (the “Facility”). Its availability is determined by a borrowing base which is calculated based on accounts receivable and inventory balances, and includes covenants to maintain the funded debt/capitalization ratio below 60%, secured debt/capitalization ratio below 30% and shareholders’ equity above $779.3 million as at March 31, 2007. At March 31, 2007, the Company’s shareholder’s equity was $979.6 million (December 31, 2006 - $1,005.8 million). The Facility was undrawn at March 31, 2007, and after outstanding letters of credit of $22.8 million, $327.2 million was available to the Company. An interest coverage covenant is applicable in certain circumstances if the Company incurs secured debt other than under the Facility. At March 31, 2007, no such debt has been incurred.

At March 31, 2007, the Company was in compliance with the covenants under both its Facility and senior notes. The Company’s Fixed Charge Coverage Ratio (“FCC Ratio”) under the senior note indentures calculated on a 12-month trailing average, was 2.5:1 at March 31, 2007 (December 31, 2006 - 3.0:1). In the event that the FCC Ratio is below 2.0:1, the Company is limited in the amount of additional debt it may incur beyond drawings under the Facility or other debt as permitted under the senior notes. Also, the Company’s restricted payments baskets under the 8.625% and 7.375% senior notes were negative $108.1 million and negative $83.1 million, respectively, as at March 31, 2007, as a result of accumulated losses in recent years (December 31, 2006 - negative $72.5 million and negative $47.5 million, respectively). Under the senior note covenants, the Company cannot pay dividends unless the balance in these baskets is positive.

Non-recourse debt is debt owed by the Company’s subsidiary Powell River Energy Inc. (“PREI”). The Company has a 50% interest in PREI, and consolidates 100% of it as PREI is a variable interest entity in which the Company is the primary beneficiary.

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

6.	Employee Future Benefits

The Company maintains pension benefit plans, which include defined benefit and defined contribution segments that are available to all salaried employees and to hourly employees not covered by union pension plans. The Company also provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to eligible retired employees and their dependents. For the three months ended March 31, 2007, the Company incurred a total post-retirement benefit cost of $13.1 million (three months ended March 31, 2006, $14.6 million).

7.	Financial Instruments

Derivative financial instruments

The Company uses derivative financial instruments to reduce its exposure to foreign currency and price risk associated with its revenues, energy costs and long-term debt. The Company also uses interest rate swaps to manage its net exposure to interest rate changes. A summary of the Company’s risk management objectives can be found on pages 71 and 72 of the Company’s 2006 Annual Report.

Derivative financial instruments are now accounted for in accordance with CICA Handbook Section 3855, “Financial Instruments - Recognition and Measurement”, and, where applicable, Section 3865, “Hedges”. Under these new standards, all derivatives are recorded on the balance sheet at fair value (see note 2).

(a)	Revenue risk management instruments

Foreign exchange exposure to foreign currency revenue and related receivables, primarily in U.S. currency, is managed through the use of foreign exchange forward contracts and options to sell foreign currencies.

The effective portion of changes in the fair value of derivatives that qualify and are designated as cash flow hedges are deferred and recorded as a component of AOCI until the underlying transaction is recorded in earnings. When the hedged item affects earnings, the gain or loss is reclassified from AOCI to “Sales”. Any ineffective portion of a hedging derivative’s change in fair value and the portion that is excluded from the assessment of hedge effectiveness is recognized immediately in “Sales”. At March 31, 2007, instruments having a notional principal of US$393 million are designated as hedging instruments. At period-end exchange rates, the net amount the Company would receive to settle the above contracts and options is $3.3 million (December 31, 2006 - $3.8 million), of which $1.8 million is included in “Prepaids and Other” and $1.5 million in “Other assets”.

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased US$ Put		Sold US$ Call		Forward Contracts
Term	US$Millions	Average Rate C$ / US$	US$Millions	Average Rate C$ / US$	US$Millions	Average Rate C$ / US$

As at March 31, 2007
0 to 12 months	$403	1.1097	$206	1.1796	$110	1.1638
13 to 24 months	65	1.1332	11	1.1491	-	-
	$468	1.1130	$217	1.1781	$110	1.1638

As at December 31, 2006
0 to 12 months	$485	1.1073	$205	1.1620	$109	1.1459
13 to 24 months	34	1.1133	32	1.1238	-	-
	$519	1.1077	$237	1.1569	$109	1.1459

At March 31, 2007, commodity swap agreements to fix the sales price of northern bleached softwood kraft pulp within the next 12 months are outstanding for 6,250 metric tonnes. These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value, which was negative $0.4 million (December 31, 2006 - negative $0.3 million) at the end of the current quarter.

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

(b) Cost risk management instruments

Oil contracts and options outstanding were as follows:

WTI NYMEX
	Sold Options		Purchased Options		Fixed Swap Contracts
Term	Barrels (“bbls” - 000s)	Average Rate US$/bbl	Barrels (“bbls” - 000s)	Average Rate US$/bbl	Barrels (“bbls” - 000s)	Average Rate US$/bbl

As at March 31, 2007	28	$43.50	28	$70.00	-	$-

As at December 31, 2006	-	$-	-	$-	30	$31.55

Natural gas contracts and options outstanding were as follows:

AECO Sumas
	Sold Options		Purchased Options		Fixed Swap Contracts
Term	GJ (millions)	Average Rate C$/GJ	GJ (millions)	Average Rate C$/GJ	GJ (millions)	Average Rate C$/GJ

As at March 31, 2007	0.8	$5.58	0.8	$8.31	-	$-

As at December 31, 2006	-	$-	0.4	$7.91	1.0	$8.33

The above instruments are not designated as hedging instruments for accounting purposes. At period-end contract rates, the net amount the Company would receive to settle these commodity contracts is $0.4 million (December 31, 2006 - negative $0.6 million), all of which is included in “Prepaids and other” and has been recognized in “Cost of sales”.

(c)	Long-term debt risk management instruments

The Company is party to forward foreign currency contracts or options to acquire U.S. dollars totalling US$19 million over a five-year period at rates averaging C$/US$1.3438. These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other long-term obligations” on the balance sheet at their fair value. Settlements and changes in fair value are recognized in “Foreign exchange gain (loss) on translation of long-term debt”. At period-end exchange rates, the net amount the Company would pay to settle these contracts is $3.4 million (December 31, 2006 - $4.0 million).

(d)	Interest rate swaps

The Company has entered into fixed-to-floating interest rate swaps on US$80 million, under which it will receive a fixed rate of 7.375%, and pay a floating rate of U.S. six-month LIBOR plus 2.0%. The swaps mature March 1, 2014, although US$10 million are cancellable at the counterparties’ option between March 1, 2009 and March 1, 2014 for premiums which mirror the call premiums on the 7.375% senior notes. These instruments are designated as fair value hedging instruments. The effective portion of changes in the fair value of the derivatives are netted in “Long-term debt” and the ineffective portion is recognized in "Interest expense". At period-end swap rates, the net amount the Company would receive to settle these contracts is $1.5 million (December 31, 2006 - $1.2 million), of which $0.1 million is included in “Prepaids and other” and $1.4 million in “Other assets”.